Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL),

Exercise of Options

April 12, 2013: Caledonia Mining Corporation (the “Company”) received notice today that fourteen (14) holders of share purchase options have exercised options over an aggregate 4,117,300 unconsolidated ordinary shares in the Company (“Ordinary Shares”). The details of the options exercised by four (4) optionees who are Persons Disclosing Management Responsibility of the Company and their resultant number of shares held (both before and after the consolidation which takes effect on April 12, 2013) are as follows:

Exercising Option Holders & Positions	No. Options Exercised	No. shares held after completion of Exercise (before consolidation)	No. shares held after completion of Exercise (after consolidation)	Percentage of issued shares of Company held after completion of Exercise
C.R. Jonsson Director, Chairman and Secretary	1,000,000	1,559,469	155,947	0.30
C. Harvey Director	400,000	1,604,300	160,430	0.31
J.Johnstone Director	300,000	360,000	36,000	0.07
M. Learmonth VP, Business Development	447,300	1,367,300	136,730	0.26
TOTAL:	2,147,300

The other ten (10) persons who exercised options over 1,970,000 shares are employees of or service providers to the Company or its subsidiaries.

All of the options were exercised at an exercise price of Cdn$0.07 per share with the exception that 9,800 options exercised by Mark Learmonth which were at $0.09 per share.

Apart from the people listed above, none of the persons who have exercised options are Persons Disclosing Management Responsibility of the Company.

The Company has applied for the 4,117,300 new Ordinary Shares to be admitted to trading on AIM and admission is expected to take place on April 18, 2013. Following the completion of the share consolidation the optionees will receive 411,730 consolidated shares.

The foregoing refers to unconsolidated shares in the capital of the Company. The Company has announced, in its Release dated March 14, 2013, that its issued Ordinary Shares will be consolidated on the basis of 1 consolidated Ordinary Share for every 10 Ordinary Shares issued (the “Consolidation”). The Release has advised that, as a result of the Consolidation, the consolidated Ordinary Shares of the Company will commence trading on all of the markets upon which the Company’s shares trade at the opening of trading on April 12, 2013.

Following this notification, the Company has 521,179,080 unconsolidated Ordinary Shares in issue.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Joe Weaving Tel: + 44 20 7523 8350

Newgate Threadneedle Terry Garrett /Beth Harris/Graham Herring Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com